November 6, 2024

Mr. Barrett Garrison
Chief Financial Officer
Digital Turbine, Inc.
110 San Antonio Street, Suite 160
Austin, TX 78701

        Re: Digital Turbine, Inc.
            Form 10-K for the year ended March 31, 2024
            Filed May 28, 2024
            File No. 001-35958
Dear Mr. Barrett Garrison:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended March 31, 2024
Notes to Consolidated Financial Statements
Note 6 - Goodwill and Intangible Assets, page 72

1. We note your interim and annual goodwill impairment evaluation as of September 30,
       2023 and March 31, 2024 resulting in an aggregate $336.6 million impairment of goodwill for the AGP reporting unit. We also note that there was no impairment of goodwill for the ODS reporting unit. Please tell us how the impairment indicators, along with the factors and circumstances leading to the impairment of AGP, are not applicable to the ODS reporting unit. Include within your response your consideration of the reasons disclosed within your MD&A on page 36 that lead to an 11.9% decline in ODS revenues. Additionally, tell us the percentage by which the estimated fair value of the ODS reporting unit exceeded carrying value as of March 31, 2024.

       Finally, considering intangible assets also represent a significant majority of your total assets, in your future periodic filings, expand your disclosure to include greater detail of what management considers when determining if there are indicators of impairment present in finite-lived intangible assets.
 November 6, 2024
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction